UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 333-267453

TIAN’AN TECHNOLOGY GROUP LTD.

(Translation of registrant’s name into English)

10th Floor, Building 5

No. 525 Yuanjiang Road, Minhang District

Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

On August 19, 2026, Tian’an Technology Group Ltd. (the “Company”) released its unaudited condensed interim consolidated statements of financial position for the 6-month period ended on June 30, 2026 and related footnotes, which are set forth below:

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
ASSETS

Current Assets:
Cash	$130,337	$49,864
Restricted cash	15,603	-
Accounts receivable	-	17,537
Inventories	-	8,747
Advances to suppliers	21,461	507,725

TOTAL ASSETS	$167,401	$583,873

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$396	$5,017
Payroll payable	11,950	14,156
Taxes payable	4,400	5,207
Advance from customers	-	12,955
Due to related parties	196,268	537,724
Other payables	36,030	80,589

Total Current Liabilities	249,044	655,648

Commitments and Contingencies	-	-

Stockholders’ Equity:
Common Stock, No par value, 100,000,000 shares authorized; 45,518,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025	-	-
Additional paid-in capital	607,200	607,200
Accumulated deficits	(707,565)	(699,689)
Other comprehensive loss	18,722	20,714

Total Stockholders’ Equity	(81,643)	(71,775)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$167,401	$583,873

The accompanying notes are an integral part of these consolidated financial statements

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TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2026	2025

Revenue	$433,784	$460,939
Revenue - related parties	-	10,259
	433,784	471,198

Cost of revenue	316,938	300,395
Cost of revenue - related parties	-	7,925
	316,938	308,320

Gross profit	116,846	162,878

Operating Expenses:
Selling and marketing	24,952	26,860
General and administrative	98,678	115,390

Total operating expenses	123,630	142,250

Income (loss) from operations	(6,784)	20,628

Other Income (Loss):
Interest income, net	38	25
Other expense, net	(1,130)	(538)
Other loss, net	(1,092)	(513)

Income (loss) before income taxes	(7,876)	20,115

Income taxes	-	-
Net income (loss)	(7,876)	20,115
Other Comprehensive Income (Loss):
Foreign currency translation adjustment	(1,992)	320

Comprehensive income (loss)	$(9,868)	$20,435

Earnings (Loss) per common share, basic and diluted	$(0.00)	$0.00

Weighted average number of shares outstanding, basic and diluted	45,518,000	45,518,000

The accompanying notes are an integral part of these consolidated financial statements

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TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional		Other
	Number of Shares	Common Stock	Paid-in Capital	Accumulated Deficits	Comprehensive Income (Loss)	Total
Balance at December 31, 2024	45,518,000	-	607,200	(609,758)	22,586	20,028
Net loss	-	-	-	(89,931)	-	(89,931)
Foreign currency translation adjustment	-	-	-	-	(1,872)	(1,872)
Balance at December 31, 2025	45,518,000	-	607,200	(699,689)	20,714	(71,775)
Net loss	-	-	-	(7,876)	-	(7,876)
Foreign currency translation adjustment	-	-	-	-	(1,992)	(1,992)
Balance at June 30, 2026	45,518,000	$-	$607,200	$(707,565)	$18,722	$(81,643)

The accompanying notes are an integral part of these consolidated financial statements

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TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(7,876)	$20,115
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:
Accounts receivable	17,792	(20,239)
Accounts receivable - related party	-	14,437
Other receivables	-	(5,725)
Inventories	8,875	(25,854)
Advances to suppliers	493,923	178,059
Accounts payable	(4,686)	1,124
Advance from customers	(13,085)	(100,986)
Payroll payable	(2,548)	4,159
Taxes payable	(934)	(13,904)
Other payables	(46,164)	(53,783)

Net Cash Used in Operating Activities	445,297	(2,597)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related parties	42,360	41,266
Repayments to related parties	(393,442)	(157,185)

Net Cash Provided by (Used in) Financing Activities	(351,082)	(115,919)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	-	-

Net Cash Used in Investing Activities	-	-

Effect Of Exchange Rate Changes On Cash	1,861	(1,009)

Net increase (decrease) in Cash, cash equivalents and restricted cash	96,076	(119,525)
Cash, cash equivalents and restricted cash, beginning of period	49,864	133,479

Cash, cash equivalents and restricted cash, end of period	$145,940	$13,954

Supplemental Disclosure of Cash Flow Information:
Interest	$38	$25
Income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

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TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements encompass the financial data of Tian’an Technology Group Ltd. (“Tian’an”), a holding company incorporated in the British Virgin Islands on April 8, 2021; Tian’an Technology Group (HK) Limited (“Tian’an HK”), formerly known as Yunke Jingrong Information Technology Co., Ltd., established in Hong Kong on October 27, 2021; Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”), an operating company incorporated in the People’s Republic of China (the “PRC”) on August 10, 2016; and Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”), an operating company incorporated in the PRC on September 25, 2024. Shanghai Qige and Henan Qige are wholly owned subsidiaries of Tian’an HK, which, in turn, is a wholly owned subsidiary of Tian’an. Collectively, these entities are referred to as “the Company.”

Currently, the Company’s operations are conducted exclusively through its subsidiaries, Tian’an HK, Shanghai Qige and Henan Qige, while Tian’an functions solely as a holding company without direct operations. Initially, through Shanghai Qige, the Company specialized in technology-driven sales of power control and service systems solutions. However, in the third quarter of 2022, it transitioned its business model to focus on graphene production and the health therapy industry. The Company leverages the far-infrared heat therapy properties of graphene, integrating them into its products.

In the third quarter of 2024, the Company expanded its business by establishing Henan Qige as a wholly owned subsidiary in China to enter the healthcare service sector. Additionally, plans are underway to develop an online medicine distribution platform to facilitate medication delivery for customers.

Tian’an is a holding company with no substantive operations. Tian’an HK historically functioned as a holding company; however, beginning in 2025, Tian’an HK commenced limited sales activities. Notwithstanding such activities, substantially all of the Company’s operations continue to be conducted through its PRC subsidiaries.

The Company’s initial marketing efforts are in the Eastern China market with the intention of developing a nationwide marketing network.

Name of Consolidated Companies	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	Principal Activities
Tian’an Technology Group Ltd.	April 8, 2021, British Virgin Islands	USD $0	89% owned by Mr. Heng Fei Yang	Investment holding
Tian’an Technology Group (HK) Limited (formerly known as Yunke Jingrong Information Technology Co., Ltd.)	October 27, 2021, Hong Kong	USD $0	100% owned by Tian’an	Investment holding and limited sales of healthcare products
Shanghai Qige Power Technology Co., Ltd.	August 10, 2016, PRC	USD $0	100% owned by Tian’an HK	Sales of healthcare products
Henan Qige Power Artificial Intelligence Technology Co., Ltd.	September 25, 2024, PRC	RMB $100,000	100% owned by Tian’an HK	Artificial intelligence software development and healthcare services

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the Company and its wholly-owned subsidiaries. The functional currencies of the Company and its subsidiaries are the currencies of the primary economic environments in which they operate, principally the Chinese Renminbi (“RMB”) and Hong Kong dollar (“HKD”). The Company’s reporting currency is the United States dollar (“USD”). All significant inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading.

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Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions by Management include, among others, revenue recognition, valuation of inventory, the determination of allowances for credit losses of financial assets, including other receivables and prepayments, as applicable. While Management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Concentrations of Business and Credit Risks

Substantially all of the Company’s operations are located in the PRC. There can be no assurance that the Company will be able to successfully continue to manufacture its products and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Moreover, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. These contingencies include, but are not limited to, general economic conditions, prices of raw materials, competition, governmental and political conditions, and changes in regulations. Since the Company’s operations are primarily conducted in the PRC, the Company is subject to various additional political, economic and other uncertainties. Among other risks, the Company’s operations will be subject to the risks of restrictions on transfer of funds, customs regulations, changing taxation policies, foreign exchange restrictions, and political and governmental regulations. The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between United States dollars (“USD”) and the Chinese currency Renminbi (“RMB”).

Statements of Cash Flows

The Company prepares its consolidated statements of cash flows in accordance with FASB ASC Topic 230, Statement of Cash Flows. The statements of cash flows present the cash effects during periods of the Company’s operating, investing and financing activities and reconcile net income (loss) to net cash provided by (used in) operating activities. Cash flows from the Company’s operations are calculated based upon the functional currencies and translated to the reporting currency using an average foreign exchange rate for the reporting period. As a result, amounts related to assets and liabilities reported in the statements of cash flows will not necessarily be the same as the corresponding balances on the consolidated balance sheets. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The consolidated statements of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash. Transfers between cash, cash equivalents and restricted cash are not presented as operating, investing or financing activities in the consolidated statements of cash flows.

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The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets to the total amounts presented in the consolidated statements of cash flows.

	As of June 30, 2026	As of December 31, 2025
Cash	$130,337	$49,864
Cash equivalents	-	-
Restricted cash	15,603	-
Total cash, cash equivalents and restricted cash shown in the consolidated statements of the cash flows	$145,940	$49,864

Cash

Cash consists primarily of cash on hand and cash in banks which is readily available in checking and savings accounts with financial institutions. The Company maintains cash with various financial institutions in the PRC. Deposits with qualifying PRC banking institutions are generally covered by the PRC deposit insurance system up to the applicable statutory limit. Cash balances in excess of the insured limit are subject to credit risk. The Company has not experienced any losses from funds held in bank accounts and monitors the credit quality of the financial institutions with which it maintains its deposits.

Restricted Cash

Amounts included in restricted cash represent cash that is temporarily unavailable for the Company’s use due to restrictions imposed by a financial institution pending the completion of account closure and fund remittance procedures. As of June 30, 2026, restricted cash of $15,603 represented the remaining balance in the Company’s bank account with Hang Seng Bank Limited following the closure of the account on May 26, 2026. The funds remained subject to the bank’s account settlement and remittance procedures as of June 30, 2026. Upon completion of those procedures, the funds were transferred to the Company’s newly opened bank account with Oversea-Chinese Banking Corporation Limited on July 6, 2026.

Advances to Suppliers

The Company periodically makes advance payments to certain vendors for purchases of raw materials or to service providers for services to be rendered and records these payments as advances to suppliers. As of June 30, 2026 and December 31, 2025, advances to suppliers amounted to $21,461 and $507,725, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company uses the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of June 30, 2026 and December 31, 2025, the Company reported inventories of $0 and $8,747 without inventory valuation allowance.

Leases

The Company leases office space from third parties. In accordance with FASB ASC Topic 842, the Company recognizes a right-of-use asset and a corresponding lease liability at the commencement date of the lease contract and recognizes in profit or loss the lease cost or expense during the lease term, except for leases that qualify for the short-term lease exemption. The Company has elected not to recognize right-of-use assets and lease liabilities for leases with an initial term of 12 months or less and no purchase option that the Company is reasonably certain to exercise. Lease payments for such short-term leases are recognized as lease expense on a straight-line basis over the lease term.

Lease liabilities are measured at the present value of lease payments over the lease term using the rate implicit in the lease, if readily determinable. If the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate. Renewal options are included in the lease term when the Company is reasonably certain to exercise such options. Variable lease payments that are not included in the measurement of lease liabilities are recognized as expense in the period in which the obligation for those payments is incurred.

Variable lease payments include payments to lessors for taxes, maintenance, insurance and other operating costs as well as payments that are adjusted based on an index or rate. The Company’s lease agreements do not contain any significant residual value guarantees or restrictive covenants.

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Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenues from Contract with Customers (“ASC 606”) for all periods presented. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled in exchange for those goods or services, net of value-added tax. The Company determines revenue recognition through the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

The transaction price is allocated to each performance obligation based on the relative standalone selling prices of the goods or services underlying each performance obligation. The transaction price allocated to each performance obligation is recognized when the Company satisfies that performance obligation by transferring control of the promised goods or services to the customer, which may occur at a point in time or over time, as appropriate.

For the six months ended June 30, 2026 and 2025, the Company’s revenues were primarily derived from the sale of intelligent graphene moxibustion devices in the People’s Republic of China (“PRC”). Revenue from the sale of these products is recognized at a point in time when control of the products is transferred to the customer, which generally occurs upon physical delivery of the products to and acceptance by the customer. The Company’s sales during these periods were primarily made to customers located in the PRC.

The Company’s revenues are net of value added tax (“VAT”) collected on behalf of PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Fair Value of Financial Instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB ASC Topic 820, Fair Value Measurement (“ASC 820”), which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Earnings (Loss) per Common Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the weighted average number of common shares during the period. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. For the six months ended June 30, 2026 and 2025, the Company had no potential dilutive common stock equivalents outstanding.

Income Taxes

The Company and its subsidiaries are subject to income taxes in the jurisdictions in which they are organized or operate. The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes (ASC 740), which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

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According to ASC 740, the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be derecognized in the first subsequent financial reporting period in which the threshold is no longer met. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Translation of Foreign Currencies

For subsidiaries where the functional currencies are other than the U.S. dollar, the Company uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ equity, into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive income (loss) as a component of shareholders’ equity in the consolidated balance sheets.

	June 30,
	2026	2025
Period-end RMB per USD exchange rate	6.8109	7.1636
Average RMB per USD exchange rate	6.8932	7.2526

December 31, 2025
Period-end RMB per USD exchange rate	6.9937
Average yearly RMB per USD exchange rate	7.1862

	June 30,
	2026	2025
Period-end HKD per USD exchange rate	7.8420	7.8499
Average HKD per USD exchange rate	7.8243	7.7924

December 31, 2025
Period-end HKD per USD exchange rate	7.7832
Average yearly HKD per USD exchange rate	7.7959

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the six months ended June 30, 2026 and 2025 foreign currency translation adjustments of $(1,992) and $320 respectively, were reported as other comprehensive income (loss) in the consolidated financial statements.

Other Comprehensive Income

Other comprehensive income is defined as the change in equity during the period from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners. Other comprehensive income is not included in the computation of income tax expense or benefit. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances the disclosures required for segments, primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included in each reported measure of segment profit or loss. The Company adopted ASU 2023-07. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

10

In December 2023, the FASB issued a new standard, ASU 2023-09, to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The Company adopted ASU 2023-09. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, as the amendments primarily relate to disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosures about certain expenses included in commonly presented expense captions on the statement of income. In January 2025, the FASB issued ASU 2025-01 to clarify the interim effective date of ASU 2024-03. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments are effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2025. The Company adopted ASU 2025-05 effective January 1, 2026. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the applicability of interim reporting guidance, consolidates interim disclosure requirements, and establishes a disclosure principle for material events and changes occurring since the end of the most recent annual reporting period. The amendments are effective for public business entities for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the amendments on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which makes clarifications, technical corrections and other incremental improvements to various Topics in the FASB Accounting Standards Codification. The amendments are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the amendments on its consolidated financial statements and related disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 2 – SEGMENT REPORTING

The Company operates as a single operating and reportable segment. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM reviews the Company’s consolidated financial information in assessing performance and making decisions regarding the allocation of resources.

The measure of segment profit or loss used by the CODM is net income (loss), which is consistent with the corresponding measure presented in the Company’s consolidated financial statements.The CODM uses net income (loss) to evaluate the Company’s overall financial performance, monitor actual results against expectations, and make decisions regarding the allocation of resources.

The following table presents revenues, significant segment expenses, other segment items, and the measure of segment profit or loss that are regularly provided to the CODM for the periods presented:

	For the Six Months Ended June 30,
	2026	2025
Revenue	$433,784	$471,198
Cost of revenue	316,938	308,320
Selling and marketing	24,952	26,860
General and administrative	98,678	115,390
Interest income, net	(38)	(25)
Other expense, net	1,130	538
Other segment items	-	-
Net income (loss)	$(6,784)	$20,628

Significant segment expenses presented above represent the expense categories that are regularly provided to the CODM and are included in the measure of segment profit or loss used by the CODM to assess performance and allocate resources.

Other segment items were $0 for the six months ended June 30, 2026 and 2025 because all items included in the measure of segment net income (loss) that were significant and regularly provided to the CODM are separately disclosed above.

The Company has one reportable segment and therefore the segment revenues and net income (loss) presented above are the same as the corresponding consolidated amounts presented in the consolidated financial statements.

NOTE 3 – LEASES

The Company’s lease portfolio primarily consisted of two office leases. One lease commenced on November 1, 2024 and expired on October 31, 2025, and the other commenced on September 1, 2025 and expired on March 31, 2026. The Company accounted for these office leases as short-term leases. As of June 30, 2026 and December 31, 2025, the Company had no right-of-use assets or lease liabilities recorded on its consolidated balance sheets.

The following table summarizes the lease costs recognized in the consolidated statements of earnings:

	For the Six Months Ended June 30,
	2026	2025
Operating lease cost	$-	$-
Short-term lease cost	3,834	3,475
Variable lease cost	-	-
Total lease cost	$3,834	$3,475

NOTE 4 – RELATED PARTY TRANSACTIONS

Due to related parties

During the six months ended June 30, 2026 and 2025, the Company borrowed an aggregate of $42,360 and $41,266, respectively, from Mr. Heng Fei Yang, the Company’s CEO. The Company repaid $393,442 during the six months ended June 30, 2026 and $157,185 in the same period in 2025. These loans are unsecured, interest-free, and repayable on demand. As of June 30, 2026 and December 31, 2025, the outstanding loan balance was $196,268 and $537,724, respectively.

NOTE 5 – OTHER PAYABLES

As of June 30, 2026 and December 31, 2025, the Company reported $36,030 and $80,589 as its other payables, respectively. Other payables mainly consist of amounts due for professional services, including audit, legal, and financial reporting and filing services.

NOTE 6 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock without par value. As of June 30, 2026 and December 31, 2025, it had 45,518,000 shares issued and outstanding.

On July 13, 2022, the Company declared a reverse stock split to convert its outstanding common stock from 100,000,000 shares to 40,000,000 shares.

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On August 22, 2022, the Company issued 5 million shares to 66 individuals for RMB 3,400,700 or approximately $500,000. The relevant subscription proceeds had been collected in May and June 2022.

On October 26, 2023, the Company sold 500,000 shares to Mr. Gang Wang for $100,000. Additionally, on December 25, 2023, the Company sold 18,000 shares to Mr. Lihong Zou for $7,200. The total of 518,000 shares from these transactions was issued in 2024.

NOTE 7 – TAXES

Income Taxes

British Virgin Islands (“BVI”)

Tian’an is incorporated in BVI and is generally not subject to tax on income or capital gain under current BVI law. In addition, payments of dividends by Tian’an to its shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Tian’an HK, is incorporated in Hong Kong and had no taxable profit or income tax liabilities during the period. Tian’an HK is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

The PRC

The Company’s subsidiaries operating in the PRC are generally subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%. The reconciliation of income tax rate to the effective income tax rate for the six months ended June 30, 2026 and 2025 from continuing operations is as follows:

	For the Six Months Ended June 30,
	2026	2025
Income (loss) before income taxes from operations in the PRC	$(7,876)	$20,115
Statutory income tax rate	25%	25%
Income tax expense at statutory rate	(1,969)	5,029
Tax effect of net operating loss carryforward	-	(5,029)
Valuation allowance of deferred tax assets	1,969	-
Income tax expense	$-	$-

Management believes that it is more likely than not that the deferred tax assets will not be fully realizable in the future. Accordingly, the Company recorded an increase of $1,969 in its valuation allowance against its deferred tax assets for the six months ended June 30, 2026, primarily relating to net operating loss carryforwards from the local tax regime.

Value-Added Tax and Other Withholding and Other Levies

The Company’s products are sold in the PRC and are subject to VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company for raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable net of payments if the VAT payable on the gross sales is larger than VAT paid by the Company on purchase of materials or finished goods: otherwise, the Company records a VAT deductible in the accompanying financial statements net of any VAT payable at the end of reporting periods. As of June 30, 2026 and December 31, 2025, the Company recorded VAT payable of $2,693 and $4,959, respectively.

The Company is also subject to various local government levies, including stamp tax, urban construction tax, and additional education tax. The rates for these levies are minimal and vary across the different jurisdictions in which the Company operates. Additionally, the Company serves as the withholding agent for personal income tax on employee salaries. As of June 30, 2026 and December 31, 2025, the Company recorded $1,707 and $248 in other levies and tax withholdings.

NOTE 8 – EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The dilutive effect of potential common shares outstanding is included in diluted net earnings (loss) per share. The following table sets forth the computation of basic and diluted net earnings (loss) per share for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
Net income (loss) attributable to common shareholders	$(7,876)	$20,115
Weighted average common shares outstanding – Basic and diluted	45,518,000	45,518,000
Earnings (loss) per common share – basic and diluted	$(0.00)	$0.00

NOTE 9 – STATUTORY RESERVES

Under the laws of the PRC the Company’s subsidiaries are required to make appropriate at least 10% of their annual after-tax profits, as determined in accordance with accounting principles generally accepted in the PRC (“PRC GAAP”), to a statutory surplus reserve until the accumulated balance of such reserve reaches 50% of the respective subsidiary’s registered capital. If a PRC subsidiary has accumulated losses from prior years, its current-year after-tax profits are first used to offset such accumulated losses before any appropriation to the statutory surplus reserve is made.

The statutory surplus reserve may be used to offset accumulated losses, expand the subsidiary’s business operations, or increase its registered capital in accordance with applicable PRC laws and regulations. Amounts appropriated to the statutory surplus reserve are generally not available for distribution as cash dividends.

The statutory surplus reserves of the Company’s PRC subsidiaries were $0 and $0 as of June 30, 2026 and December 31, 2025.

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NOTE 10 – CONCENTRATIONS OF RISK

The Company is exposed to the following concentration risks:

a.	Credit risk and major customers

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

As of June 30, 2026 and December 31, 2025, substantially all of the Company’s cash including cash on hand and deposits in accounts were maintained with financial institutions in the PRC and Hong Kong. Eligible deposits maintained with participating PRC banking institutions are generally covered under the PRC deposit insurance system up to the applicable statutory limit. Cash balances in excess of applicable deposit insurance limits, as well as balances not otherwise covered by applicable deposit protection arrangements, are subject to credit risk. However, the Company has not experienced any such losses and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company’s key customers are located in the PRC. The Company has not entered into long-term supply contracts with any of these major customers. During the six months ended June 30, 2026 and 2025, the Company’s customers that accounted for 10% or more of the Company’s revenue were as follows:

	For the Six Months Ended June 30,
Customers	2026	2025
A	-	33%
B	-	25%
C	17%	20%
D	10%	-
E	16%	-
F	14%	-

Suppliers that accounted for 10% or more of the Company’s purchases during the six months ended June 30, 2026 and 2025 were as follows:

	For the Six Months Ended June 30,
Suppliers	2026	2025
AA	99%	79%
BB	1%	21%

b.	Interest rate risk

As the Company has no significant interest-bearing assets or liabilities, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

c.	Exchange rate risk

The Company reports its financial statements in U.S. dollars (USD). However, the majority of its revenues and costs are denominated in Chinese Renminbi (RMB), and a significant portion of its assets and liabilities are also held in RMB. As a result, the Company is exposed to foreign exchange risk, as fluctuations in the exchange rate between USD and RMB may impact its revenues and financial results. A depreciation of RMB against USD would reduce the value of RMB-denominated revenues and assets when translated into USD.

The Company does not currently use any derivative or other financial instruments that would expose it to substantial market risk.

d.	Economic and political risks

The Company’s operations are primarily conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operation may be influenced by changes in the political, economic, legal and regulatory environment in the PRC, as well as by changes in general economic conditions. A slowdown in economic growth, changes in consumer demand or changes in laws, regulations or governmental policies applicable to the Company’s business could adversely affect the Company’s operations and financial performance.

The Company is also subject to risks associated with foreign currency exchange, currency conversion and remittance restrictions, taxation, regulatory changes and other governmental policies applicable to companies operating in the PRC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026	TIAN’AN TECHNOLOGY GROUP LTD

	By:	/s/ Heng Fei Yang
	Name:	Heng Fei Yang
	Title:	Chief Executive Officer

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